SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Argentine Securities Commission regarding Dividend Distribution.

February 23, 2009

Messrs

COMISIÓN NACIONAL DE VALORES

(Argentine Securities Commission)

Buenos Aires

Dear Sirs:

Ref. Dividend Distribution

This letter is to inform you that on February 23, 2009 the Board of Directors’ Meeting approved a resolution to submit a proposal to the Shareholders’ Meeting to distribute cash dividends pro-rata to nominal shareholders’ holdings. This Shareholders Meeting is scheduled for March 27, 2009.

Total amounts payable, which are subject to prior regulatory and contractual authorizations, shall be determined by the bank’s technical areas. Pertinent distribution amounts will be reported to the Comisión Nacional de Valores for publication and informed to the shareholders immediately upon approval of the resolution by the Board of Directors.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB Buenos Aires - Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	February 23, 2009	By:	/s/ Martín E. Zarich
			Name:	Martín E. Zarich
			Title:	Chief Financial Officer